United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-☐.)

Press Release

Signature Page

PRESS RELEASE
MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON APRIL 27, 2006.
PUBLICLY HELD COMPANY
CORPORATE TAX REGISTRATION (CNPJ) 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) 33,300,019,766
01	- LOCATION, DATE AND TIME:

At the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on April 27, 2006, at 4:30 p.m.

02	- PANEL:

Chairman: Mr. Jorge Luiz Pacheco Secretary: Mrs. Katia Christina Vasconcelos Rabelo de Melo

03	- ATTENDANCE AND QUORUM:

Attended by the shareholders representing more than two thirds of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in the Order of the Day. Also present are Mr. Roger Agnelli, CEO; Mr. Fabio de Oliveira Barbosa, the CFO and Investor Relations Officer; Mr. Marcelo Cavalcanti Almeida, the representative of External Auditors, Deloitte Touche Tohmatsu Auditores Independentes, pursuant to § 1, of Article 134, of Law # 6,404/76, and Messrs Marcelo Amaral Moraes, Aníbal Moreira dos Santos e José Bernardo de Medeiros Neto, effective members of the Fiscal Council, pursuant to Article 164 of Law #6,404/76.

04	- SUMMONS:

Publication of Notice, published in the Jornal do Commercio, the Official Gazette of the State of Rio de Janeiro, as well as in the DCI on April 04, 05 and 06, 2006, with the following Agenda:
I.	ORDINARY GENERAL SHAREHOLDERS MEETING:
(i)	Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2005;

(ii)	Proposal for the destination of profits of the said fiscal year and approval of the investment budget for the Company, according to the provisions set forth article 196 of Law # 6404/76;

Continuation of the Minutes of the Ordinary and Extraordinary
General Shareholders’ Meetings held on April 27, 2006.
(iii)	Appointment of the members of the Fiscal Council; and

(iv)	Establishment of the remuneration of the Senior Management and Fiscal Council members.
II.	EXTRAORDINARY GENERAL SHAREHOLDERS MEETING:
(i)	Proposal for a forward split, by which each and every current share issued by CVRD, both common and preferred class A, shall become two shares of the same type and class, as the case may be, and the consequent change of article 5 and 6 of the Company’s By-laws;

(ii)	Proposal to modify the Company’s By-laws, related to Section II and Subsection IV of Chapter IV, in relation to the Advisory Committees, in the following terms:
a)	change of the heading of article 15 in order to modify the expression “Committee of Governance and Ethics” to “Committee of Governance and Sustainability”;

b)	amendment to article 16 so as to include the advisory to the Board of Directors regarding the follow-up of the Company’s activities amongst the attributions of the Committees;

c)	add item IV to article 21 in order to include the issuance of statements relating to health and security policies as an attribution of the Executive Development Committee, and consequently, the exclusion of such responsibility from the Committee of Governance and Ethics, as envisaged under article 25, item III; and

d)	alteration of the heading of article 25 to substitute the word “Ethics” for “Sustainability”.
(iii)	Consolidation of the amendments to the Company’s By-laws, as approved in the Extraordinary General Shareholders’ Meetings held on 08/18/04, 04/27/05 and 07/19/2005, as well as the alterations referred to in items 1 and 2 above, if such modifications be approved.
05	- READING OF DOCUMENTS:

The reading of the following documents was unanimously waived, as the content of the same was already known to the shareholders: the Notice to the Shareholders published in the Jornal do Commercio on March 24, 25, 26 and 27, 2006, in the Official Gazette of the State of Rio de Janeiro on March 24, 27 and 28, 2006, and in the DCI on March 24, 25, 27 and 28, 2006, Management Report, Financial Statements, including the Consolidated Statements, External Auditors Report by Deloitte Touche Tohmatsu Auditores Independentes, published in the Jornal do Commercio, the Official Gazette of the State of Rio de Janeiro, Gazeta Mercantil, and Valor on April 4, 2006, Proposal relating to allocation of the income for the year 2005, Proposal to

Continuation of the Minutes of the Ordinary and Extraordinary
General Shareholders’ Meetings held on April 27, 2006.

amend the Company’s By-Laws, only reading the relevant reports of the Board of Directors and Fiscal Council concerning the Management Report and Financial Statements referring to the fiscal year ended December 31, 2005, as the reading of the remaining documents was waived because a copy of them was delivered to each of the Shareholders attending this Meeting.

Therefore, after discussion and comments by the Shareholders on the above mentioned documents, the following resolutions were made:

06.	DELIBERATIONS APPROVED BY THE MAJORITY OF THE ATTENDING SHAREHOLDERS:

6.1
- the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present Shareholders, pursuant to article 130, §§1º and 2º, of Law # 6,404/76, acknowledged the manifestation of Mr. Luis Eduardo P. de Carvalho e Silva;

6.2
- the following deliberations were approved unanimously by the voting shareholders, not counting, however, the dissension in the form of voting abstention by the funds managed by the BB Asset Management DTVM S.A. and by Caixa Econômica Federal and also by the Brazilian Government and by Mr. Luis Eduardo P. de Carvalho e Silva, with regard to items 6.3, 6.4, 6.5.2, 6.6, 6.7, 6.8, 6.9, 6.10 and 6.11 below.

AT THE ORDINARY GENERAL SHAREHOLDERS’ MEETING
6.3
- the Management Report and the Financial Statements, with a favorable opinion from the Fiscal Council and from the Board of Directors of CVRD dated March 06, 2006, as well as the External Auditors Report by Deloitte Touche Tohmatsu Auditores Independentes referring the fiscal year that ended on December 31, 2005;

6.4
- the proposal presented by CVRD’s Senior Management relating to allocation of the income for the year ending on December 31, 2005, from the Fiscal Council and the Board of Directors of CVRD, dated March 06, 2006, with the following wording: “Proposal for the destination of earnings in the year ending December 31, 2005. Members of the Board of Directors, the Senior Management of Companhia Vale do Rio Doce (CVRD), bearing in mind the terms in Article 192 of Law number 6,404 (with the new text provided by Law number 10,303) and those of Articles 41 to 44 of the Company Bylaws, hereby presents a proposal to the Board of Directors for the destination of profits earned in the year ending December 31, 2005. The net earnings in the year, as shown in the Financial Statements, amounted to R$ 10,442,986,131.22 (ten billion, four hundred and forty-two million, nine hundred and eighty six thousand, one hundred and thirty-one Brazilian reais and twenty-two cents), calculated according to the accounting principles enshrined in Brazilian Corporate Law and the norms and pronouncements established by the Comissão de

Continuation of the Minutes of the Ordinary and Extraordinary
General Shareholders’ Meetings held on April 27, 2006.
Valores Mobiliários — CVM (Brazilian securities commission) and by Instituto dos Auditores Independentes do Brasil — IBRACON (Brazilian Institute of Independent Auditors). To the net earnings figure will be added the Reserve for Profits to be Realised, of R$ 109,561,136.48 (one hundred and nine million, five hundred and sixty-one thousand, one hundred and thirty-six Brazilian reais and forty eight cents). These amounts together total R$ 10,552,547,267.70 (ten billion, five hundred and fifty-two million, five hundred and forty-seven thousand, two hundred and sixty-seven Brazilian reais and seventy cents) for which the following destination is proposed: I — LEGAL RESERVE. 5% of the net earnings for the year, must be placed in this reserve, up to a limit of 20% (twenty percent) of the Paid-up Capital, in accordance to the terms of Article 193 of Law number 6,404 and Article 42 of the Company Bylaws, in other words, R$ 522,149,306.56 (five hundred and twenty-two million, one hundred and forty-nine thousand, three hundred and six Brazilian reais and fifty-six cents). II — DIVIDENDS / INTEREST ON SHAREHOLDERS’ EQUITY. The minimum obligatory dividend of 25%, as set out under Article 202, of Law number 6,404 and Article 44 of the Company Bylaws, is determined on the basis of adjusted net earnings, which for the financial year 2005 amounted to R$9,947,033,966.23 (nine billion, nine hundred and forty-seven million, thirty-three thousand, nine hundred and sixty-six Brazilian reais and twenty-three cents). This corresponds to net earnings in the financial year of R$10,442,986,131.22 (ten billion, four hundred and forty-two million, nine hundred and eighty and six thousand, one hundred and thirty-one Brazilian reais and twenty-two cents), deducting a legal constituted reserve of R$522,149,306.56 (five hundred and twenty-two million, one hundred and forty-nine thousand, three hundred and six Brazilian reais and fifty-six cents), as well as deducting a tax incentive reserve of R$83,363,994.91 (eighty-three million, three hundred and sixty-three thousand, nine hundred and ninety-four Brazilian reais and ninety-one cents) and adding the realization during the year of the Unrealized income of R$109,561,136.48 (one hundred and nine million, five hundred and sixty-one thousand, one hundred and thirty-six Brazilian reais and forty eight cents). Thus, the minimum obligatory dividend of 25% on adjusted net profit will amount to R$2,486,758,491.56 (two billion, four hundred and eighty-six million, seven hundred and fifty-eight thousand, four hundred and ninety-one Brazilian reais and fifty-six cents). Article 5 of the Company Bylaws determines that Company’s preferred shares have priority in the receipt of annual dividends for a minimum of 6% on the tranche of capital constituted by this class of share or 3% of the net equity value per share. As at December 31, 2005, this reference value for the minimum annual dividend is respectively: R$299,566,286.08 (two hundred and ninity-nine million, five hundred and sixty-six thousand, two hundred and eighty-six Brazilian reais and eight cents) which corresponds to R$0.72 (seventy-two cents) per outstanding preferred share or R$260,441,380,18 (two hundred sixty million, four hundred and forty one thousand, and three hundred and eighty Brazilian reais and eighteen cents), corresponding to R$0.63 (sixty-three cents). Therefore, bearing in mind the prerogative to pay interest on shareholders’ equity, based on Article 42, sole paragraph and Article 45, of the Company Bylaws, as well as the cash situation of the Company, the Senior Management is proposing: a) The ratification of the distributions, based on the Senior Management’s proposal and approved by the

Continuation of the Minutes of the Ordinary and Extraordinary
General Shareholders’ Meetings held on April 27, 2006.
Board of Directors, as set out below: (i) On April 14, 2005, the amount of R$1,387,057,14 (one million, three hundred and eighty seven thousand, fifty seven Brazilian reais and fourteen cents) corresponding to R$0.0012 (twelve centesimo) per outstanding share paid in the form of interest on shareholders’ equity from April 29, 2005; (ii) On October 14, 2005, the amount of R$782,000,000.00 (seven hundred and eighty two million Brazilian reais) corresponding to R$0.67 (sixty seven cents) per outstanding share and R$1,028,160,000.00 (one billion, twenty eight million and one hundred sixty thousand Brazilian reais) or R$0.88 (eighty-eight cents) per outstanding share, paid from October, 31, 2005, referring respectively to interest on shareholders’ equity and dividends. b) Approve payment of R$2,750,150,000.00 (two billion, seven hundred and fifty million, one hundred and fifty thousand Brazilian reais) in dividends and/or interest on shareholders’ equity to be paid in two tranches, in April and October 2006, respectively, being the Board of Directors, under the terms of Article 14, section XVI, of the Company Bylaws, as well as Article 192 of Law number 6,404, allowed to rule, ad referendum, subject to an Ordinary General Shareholders Meeting in 2006, on the respective payment. III —TAX INCENTIVE RESERVES. the Company is the beneficiary of certain exemptions from income tax on the earnings resulting from regulated exploration, (a) in Article 2, paragraph 2 of Decree Law number 1,825/80, which introduced tax incentives for the Grande Carajás Program, today managed by the Agência de Desenvolvimento da Amazônia — ADA (Amazonian Development Agency), and Article 6, paragraph 6 of Decree Law number 756/69, relative to tax incentives are granted to the Ferro Carajás Project and (b) in the Constituted Report number 0154/2004 issued by the Agência de Desenvolvimento do Nordeste — ADENE (Northeast Development Agency) relative to tax incentives granted for the extraction of sodium chlorate and potash chlorate in the state of Sergipe. According to the Company’s registers, the value of reduced or exempted income tax for the financial year 2005 is R$83,363,991.91 (eighty-three million, three hundred and sixty-three thousand, nine hundred and ninety-one Brazilian reais and ninety-one cents). Under the fiscal legislation governing this incentive, according to Article 545 of the Regulamento do Imposto de Renda — RIR (Income Tax Regulations), the tax which is not paid due to the exemption may not be distributed to shareholders, and must be set aside in a reserve used exclusively for increasing paid-up capital or absorption of losses. Thus, although this reserve is not covered under the Company Bylaws, neither is it covered by Brazilian Corporate Law, the destination of the amount of exempted income tax is compulsory in practical terms, as governed by the tax legislation, implying that the non-constitution of such a reserve would result in the waiving of the right to tax exemption, so resulting in the payment to the tax authorities of the tax that would thus be owed. Being thus duly explained, we propose to allocate the amount of R$83,363,994.91(eighty-three million, three hundred and sixty-three thousand, nine hundred and ninety-four Brazilian reais and ninety-one cents) to this reserve. IV — EXPANSION / INVESTMENT RESERVE. It is proposed that the remaining balance of accumulated earnings, of R$5,385,336,909.09 (five billion, three hundred and eighty-five million, three hundred and thirty-six thousand, nine hundred, nine Brazilian reais and nine cents) be destined to the expansion reserve to pay for the investment projects outlined in the Company’s budget. Bearing in mind the need to comply with Article 196 of

Continuation of the Minutes of the Ordinary and Extraordinary
General Shareholders’ Meetings held on April 27, 2006.
Law number 6,404/76, the investment budget for the financial year 2005, amounting to R$ 11.8 billion, shall be submitted to an Ordinary General Shareholders Meeting for approval. V — SUMMARY. This proposal covers the following destination for net earnings in the financial year 2005: ORIGINS: — Net earnings for the financial year — R$10,442,986,131.22; — Realization of reserves for profit to be realized — R$109,561,136.48, TOTAL — R$10,552,547,267.70. DESTINATIONS: — Legal reserve- R$522,149,306.56, — Tax incentive reserves — 83,363,994.91, — Expansion/investment reserves R$5,385,336,909.09, Remuneration to shareholders — R$4,561,697,057.14 (Interim dividends — R$1,028,160,000.00, Interest on shareholders’ equity — R$ 783,387,057.14, Additional remuneration proposed — R$2,750,150,000.00), TOTAL — R$10,552,547,267.70. Being thus duly explained, we hereby submit this proposal to the Members of the Board of Directors, as deliberated on by the Senior Management. Rio de Janeiro, March 06, 2006. Roger Agnelli, Chief Executive Officer; Fabio de Oliveira Barbosa, Chief Financial Officer; Gabriel Stoliar, Executive Officer for Planning and Control; Carla Grasso, Executive Officer for Human Resources and Corporate Services; José Auto Lancaster de Oliveira, Executive Officer for Non-Ferrous Minerals; Murilo de Oliveira Ferreira, Executive Officer for Business Development and Participations; José Carlos Martins, Executive Officer for Ferrous Minerals; and Guilherme Rodolfo Laager, Executive Officer for Logistics.”. Consequently, the investment budget for the fiscal year 2006 was also approved in fulfillment of article 196 of Law # 6.404/76;
6.5	- the election of the members of the Fiscal Committee, whose term shall last until the 2007 Ordinary General Shareholders’ Meeting is held, as follows:
6.5.1- Appointed by bearers of preferential class “A” shares present, Messrs. Bernard Appy, Brazilian, married, economist, bearer of identity card nr. 23.568-7 — CRE-RJ, enrolled in the CPF under nr. 022.743.238-01, resident and domiciled at SHIS QI 19, conj. 11, casa 12, Lago Sul, Brasília, DF, and Tarcîsio José Massote Godoy, Brazilian, married, bearer of identity card nr. 554548 — SSPDF, enrolled in the CPF under nr. 316.688.601-04, with his office at Esplanadas dos Ministérios, Bloco P, Anexo A, 1 andar, Gabinete Adjunto/STN, Brasília, DF, as effective member and respective alternate, as indicated by Brazilian Government and adhesion of the funds managed by BB Asset Management DTVM S.A., Caixa Econômica Federal, and the Brazilian Government.
6.5.2- Appointed by the other shareholders, Messrs, José Bernardo de Medeiros Neto, Brazilian, married, bearer of identity card nr. 8001736498 — SSP/RS, enrolled in the CPF under nr. 005.573.740-49, resident and domiciled at Rua 24 de outubro, nº 925, apto. 804, Cidade de Porto Alegre, RS; Marcelo Amaral Moraes, Brazilian, married, economist, bearer of identity card nr. 07.178.889-7 — IFP/RJ, enrolled in the CPF under nr 929.390.077-72, with his office at Avenida Paulista, n° 1.450, 9º andar, Cidade de São Paulo, SP; and Anîbal Moreira dos Santos , Portuguese, married, bearer of identity card nr. 02540478-1 IFP/RJ, enrolled in the CPF under nr. 011.504.567-87, resident and domiciled at Rua Manoel Gomes de Mendonça, 307, Bloco B, apto. 301, Cidade de Salvador,

Continuation of the Minutes of the Ordinary and Extraordinary
General Shareholders’ Meetings held on April 27, 2006.
BA, as effective members and Messrs. Marcos Coimbra, Brazilian, married, engineer, bearer of identity card nr 1853247 IFP/RJ, enrolled in the CPF under nr. 005.596.447/87, with his office at Rua da Assembléia nº10, 2º andar, Centro, Rio de Janeiro, RJ; and Oswaldo Mário Pégo de Amorim Azevedo, Brazilian, married, engineer, bearer of identity card nr 190.839 — Ministério da Marinha, enrolled in the CPF under nr. 005.065.327-04, resident and domiciled at Rua Sacopã, nº 729, apto. 501, Cidade do Rio de Janeiro, RJ, as alternates for the first two effective members appointed hereby;
6.6
- the annual global remuneration for the management of the year 2006 at up to R$57.000.000,00 (fifty-seven million reais), to be distributed by the Board of Directors. Said amount established herein includes remuneration for the management, members of the Committees and Fiscal Council;

6.7
- the monthly remuneration of each acting member of the Fiscal Council as of May 1, 2006 until the holding of the 2007 Ordinary General Shareholders Meeting at R$11.000,00 (eleven thousand reais), besides the right to reimbursement of traveling and lodging expenses necessary to perform their duties. The alternates will only receive remuneration when substituting for their respective effective members.

AT THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
6.8
- approved the proposal for a forward split, by which each and every current share issued by CVRD, both common and preferred class A, shall become two shares of the same type and class, as the case may be, and the consequent change of article 5 and 6 of the Company’s By-laws, that shall have the following wording:

“Art. 5 — The Capital Stock is in the amount of R$ 19,492,400,974.56 (nineteen billion, four hundred and ninety-two million, four hundred thousand, nine hundred and seventy-four reais and fifty-six cents) corresponding to 2,459,657,058 (two billion, four hundred fifty nine million, six hundred fifty seven thousand and fifty eight) shares, being R$ 9,007,032,395.62 (nine billion, seven million, thirty-two thousand, three hundred and ninety-five reais and sixty-two cents) divided into 1,499,898,858 (one billion, four hundred ninety nine million, eight hundred ninety eight thousand, eight hundred fifty eight) common shares and R$ 10,485,368,578.94 (ten billion, four hundred and eighty-five million, three hundred and sixty-eight thousand, five hundred and seventy-eight reais and ninety-four cents), divided into 959,758,200 (nine hundred fifty nine million, seven hundred fifty eight thousand and two hundred) Class A preferred shares, including six (6) special Class shares, all without par value.
§ 1 — The shares are common shares and preferred shares. The preferred shares comprise class A and special class.
§ 2 — The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights, which are expressed and specifically attributed to these shares in the current By-Laws, the

Continuation of the Minutes of the Ordinary and Extraordinary
General Shareholders’ Meetings held on April 27, 2006.
special class shares shall possess the same rights as the class A preferred shares.
§ 3 — Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.
§ 4 — The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.
§5 — Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:
a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;
b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and
c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.
§6 — Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.
Art. 6 — The company is authorized to increase its share capital up to the limit of 1.800.000.000 (one billion and eight hundred million) common shares and 3.600.000.000 (three billion and six hundred million) class A preferred shares. Within the limit authorized by the present Article, the company shall, by means of a decision by the Board of Directors, be entitled to increase the share capital without any alteration of the By-Laws by means of the issuance of common shares and/or preferred shares.
§ 1 — The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.
§ 2 — At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.
§ 3 — Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by

Continuation of the Minutes of the Ordinary and Extraordinary
General Shareholders’ Meetings held on April 27, 2006.
means of the issuance of new shares, the shareholders’ preemptive right being excluded.”
6.9	- approved proposal to modify the Company’s By-laws, related to Section II and Subsection IV of Chapter IV, which refers to the Advisory Committees;
6.10
- consequently, due to the resolution 6.9 above, the wording of the caput of article 15, article 16, item IV of article 21 and the caput and item III of article 25 of the Company’s By-laws have been altered as follows:

“SECTION II — COMMITTEES
Article 15 — The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.
(...).
Subsection I — Mission
Article 16 — The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.
(...)
Subsection IV — Responsibilities
(...)
Article 21 — The Executive Development Committee shall be responsible for:
I — issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;
II — analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;
III — submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board.
IV — issuing reports on potential conflicts of interest between the company and its shareholders or administrators.
(...)
Article 25 — The Governance and Sustainability Committee shall be responsible for:
I — evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;
II — submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;
III — issuing reports on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the Executive Board.”
6.11	approved the consolidation of the Company’s By-Laws, as the document attached hereto, that constitutes part of these Minutes.

Continuation of the Minutes of the Ordinary and Extraordinary
General Shareholders’ Meetings held on April 27, 2006.
The shareholder, Mr. Luis Eduardo P. de Carvalho e Silva commended his congratulations to the Company for conducting discussions and voting in a democratic way.
07- RECORDING THE MINUTES
Pursuant to the provisions set forth in paragraphs 1 and 2 of article 130 of Law # 6,404/76 in consideration of the deliberations of the shareholders’ present.
08 - ADJOURNMENT
At 6 p.m., these Minutes were read, approved and signed by those who were present.
We hereby certify that this is a true copy of the Minutes that were registered in the proper book.
Rio de Janeiro, April 27, 2006.

Jorge Luiz Pacheco	Kátia Christina V. Rabelo de Melo
Chairman	Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: May 5, 2006
	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations